UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

01 September 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT acquires Speedage to build leading position in domestic express market India, 01 September 2006

1 September 2006

TNT acquires Speedage to build leading position in domestic express market India

TNT N.V. today announced the acquisition of ARC India Limited which operates under the trade name Speedage Express Cargo Services, one of the leading road express companies in India.

This acquisition is a key component of TNT's Focus on Networks strategy as announced in December 2005. Acquiring Speedage is in line with TNT's strategic objective to become the leading provider of express deliveries in the emerging markets in Asia, specifically India. Combining Speedage's strong domestic road network with TNT's international and domestic networks will form a powerful platform for further expansion in the fast growing Indian express market.

Mr. Peter Bakker, Chief Executive Officer of TNT N.V. said: "We are pleased to announce another excellent step in the implementation of our Focus on Networks strategy today. TNT will gain a top 3 position in the fast growing Indian domestic road express market with the acquisition of Speedage. The combined revenues for TNT in India after this acquisition will be approaching € 100 million in 2007. We believe that the combination of Speedage road based capabilities with TNT's international express operations will form the first integrated and strongest network available in India. Furthermore, it clearly complements our network strategy in Asia".

Mrs. Marie-Christine Lombard, Group Managing Director of TNT's Express division, said: "The road based Express segment is projected to more than quadruple in the coming decade.

Furthermore, the sustainable economic growth in India, major government investments in infrastructure and an opportunity to leverage on Europe being the largest trade partner with India, should support us to reach our objective to become the market leader in Express in India by 2010."

Founded in 1995 and with an annual profitable turnover of Euro 17 million in FY 2005 / 06, Speedage has a strong and impressive list of customers, which includes global players, large and medium sized companies. This acquisition will add 514 depots, 26 transit hubs, 730 vehicles and 1,195 employees (and approx. 1,300 sub-contracted staff) to TNT's existing resources enabling TNT to offer a comprehensive network covering all parts of India.

"Speedage is a result oriented company that has established a substantial network in India. With a 60% growth in its revenue over the past year, it is one of the fastest growing companies in the road express industry. This acquisition will allow TNT to extend the integrated air and road products spanning across 'time critical', 'day definite' and special services to a broad range of customers", said Abhik Mitra, Managing Director, TNT-India.

1. TNT Express is one of the world's leading business to business express delivery companies. The company delivers 3.5 million parcels, documents and pieces of freight a week to over 200 countries using its network of nearly 900 depots, hubs and sortation centres. TNT Express operates over 19,000 road vehicles and 43 aircraft and has the biggest door-to-door air and road express delivery infrastructure in Europe.

2. TNT Express employed over 48,000 staff worldwide per year end 2005 and is the first ever organisation to achieve global recognition as an Investor in People. The company reported revenue of Euro 2.9 billion in the first half of 2006. Operating income from TNT Express increased by 21.5% to Euro 277 million in the first half of 2006 compared to the same period in 2005. The TNT Express website is: http://www.tnt.com/express

3. TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported Euro 5.3 billion in revenues. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

For more information on TNT and the Indian express market we refer to a presentation on our corporate website: http://group.tnt.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 01 September 2006